

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2018

William Waldrop
CEO
EVIO, INC.
62930 O. B. Riley Rd, Suite 300
Bend, OR 97703

   Re: EVIO, INC.
     Form 10-K for Fiscal Year Ended September 30, 2017
     Filed January 17, 2018
     File No. 000-12350

Dear Mr. Waldrop:

   We issued comments on the above captioned filing on May 16, 2018 and October 11, 2018. On November 1, 2018, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

   As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

   Please contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Telecommunications

cc: Christian Carnell